

Mail Stop 3720

June 1, 2010

<u>Via U.S. Mail and Fax (619-239-2900)</u>
George G. Chachas
Chief Executive Officer, President and Chief Financial Officer
Anoteros, Inc.
2445 Fifth Avenue, Suite 440
San Diego, CA 92101

RE: **Anoteros, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 3, 2010
Form 10-Q for the Quarterly Period ended March 31, 2010
File No. 0-52561

Dear Mr. Chachas:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director